VIA EDGAR

October 23, 2020

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar and Laura Nicholson

Re:	Paramount Gold Nevada Corp.

Registration Statement on Form S-3

Filed May 29, 2020

File No. 333-238803

Dear Ms. Majmudar and Ms. Nicholson:

On behalf of Paramount Gold Nevada Corp. (“Paramount”), we provide Paramount’s responses to your letter dated June 12, 2020 (the “Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Registration Statement Statement on Form S-3 filed on May 29, 2020 (the “Registration Statement”).

For your convenience, the Staff’s comments in the Letter have been restated below in their entirety, with the responses to each comment set forth immediately below the comment. The revisions to the Registration Statement described below are reflected in an amendment to the Registration Statement (the “Amended Registration Statement”) being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff.  Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement), all page references herein correspond to the pages of the Amended Registration Statement.

Registration Statement on Form S-3

Exhibit 5.1, page II-2

1. Please file a legal opinion that opines on the law of the jurisdiction governing the debt securities. In that regard, we note your disclosure that the indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York, but the legal opinion filed as Exhibit 5.1 does not appear to opine on such laws.

665 Anderson Street, Winnemucca, Nevada 89445 Tel: 775-625-3600

Response: In response to the Staff’s comment, the legal opinion has been revised to opine on the law of the jurisdiction governing the debt securities and re-filed as Exhibit 5.1 to the Amended Registration Statement.

General

2. We note that your mandatory forum provision in your amended and restated articles of incorporation identifies the Sixth Judicial District Court of Northern Nevada as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also add related risk factor disclosure, and revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: Paramount acknowledges the Staff’s comment and has included additional disclosure on pages 2 and II-2 of the Amended Registration Statement in response to the Staff’s comment to clarify that the exclusive forum provision in Paramount’s amended and restated articles of incorporation does not apply to actions arising under the Securities Act or the Exchange Act.

* * *

If you have any questions with respect to the above, please do not hesitate to contact me at (775) 304-6806, or James T. Seery of Duane Morris LLP at (973) 424-2088.

Very truly yours,

PARAMOUNT GOLD NEVADA CORP.

/s/ Carlo Buffone

Carlo Buffone

Chief Financial Officer

cc:James T. Seery, Duane Morris LLP

665 Anderson Street, Winnemucca, Nevada 89445 Tel: 775-625-3600